KH 4/1

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 09 2011
WASH, D.C.
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51472

11021416

FACING PAGE

nation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESSEX SECURITIES, LLC

OFFICIAL USE ONLY

FIRM ID. NO.
46605

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

168 CENTRE STREET
(No. and Street)

DANVERS	MA	01923
(CITY)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY MARSOLAIS — 1-800-377-7965 Ext 129
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA	01950-2755
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/1

OATH OR AFFIRMATION

I, Barry Marsolais swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Essex Securities, LLC, as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESA A. MURRAY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 25, 2017

Notary Public

Signature

President CEO

Title

This report** contains (check all applicable boxes):

X (a) Facing page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Contents

Index
*****
***
*

Essex Securities, LLC
Computation of Net Capital
December 31, 2010

Schedule I

Total Worth		$ 235,705
Less: Non-Allowable Assets		
Fidelity Bond Deductible	5,000	
Prepaid Auto Lease	19,510	
CRD Daily	6,465	
Fixed Assets - Net	7,535	38,510
Net Capital		197,195
Less: Capital Requirement		5,000
Excess Capital		$ 192,195
Aggregate Indebtedness		$ 145,833
Ratio of Aggregate Indebtedness To Net Capital		0.74 to 1

See Accountant's Report and Accompanying Notes

Essex Securities, LLC
Reconciliation of Audited to Unaudited
Net Capital
December 31, 2010

Schedule II

Unaudited net capital per Focus Report	$ 234,855
Year end accruals	(37,660)
Audited net capital	$ 197,195

See Accountant's Report and Accompanying Notes